SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Gary R. Hart

                  Manager Emissions Trading / Environmental Issues Southern Company Generation

                  Fuel Services  Bin # 14N8160
                  600 North 18th Street
                  Birmingham, Al 35203


         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Manager of Emissions Trading / Environmental Issues

                  To act as agent for each of the companies noted above regarding compliance with various clean regulations which may include the procurement and management of various emissions allowances or credits and providing advocacy regarding the future use of market based mechanisms for environmental management.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                    Salary or other
                    compensations

Name of       received          to be           Person or company from whom
recipient                      received         received or to be received
                (a)              (b)

Gary R.      $350,186       to be included      Southern Company Services, Inc.
Hart                        in supplementary
                            statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)      Total amount of routine expenses charged to client: $4,000

           (b) Itemized list of all other expenses:  N/A

Date: January 24, 2001                      (Signed) /s/ Gary R. Hart